EXHIBIT 99.3
Annual Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

May 8, 2025

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed. The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Against	# Votes Against
Scott Bonham	677,017,619	99.84	1,061,492	0.16
Cheryl F. Campbell	673,225,982	99.28	4,853,157	0.72
Michael R. Culbert	673,422,055	99.31	4,657,086	0.69
William D. Johnson	665,190,544	98.10	12,887,833	1.90
Susan C. Jones	673,349,772	99.30	4,729,368	0.70
John E. Lowe	663,231,215	97.81	14,847,922	2.19
Dawn Madahbee Leach	677,045,840	99.85	1,033,300	0.15
François L. Poirier	673,662,897	99.35	4,415,592	0.65
Una Power	666,886,403	98.35	11,192,739	1.65
Mary Pat Salomone	669,245,147	98.70	8,833,994	1.30
Siim A. Vanaselja	665,004,883	98.07	13,074,258	1.93
Thierry Vandal	668,886,158	98.64	9,192,983	1.36
Dheeraj “D” Verma	671,156,491	98.98	6,922,648	1.02

2.Appointment of Auditor

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditor of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
637,619,923	91.40	60,028,125	8.60

3.Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
657,530,688	96.97	20,547,941	3.03

4.Amending and Continuing the Shareholder Rights Plan

By resolution passed via ballot, the continuation of and amendments to the amended and restated shareholder rights plan dated May 8, 2025 were approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
623,465,203	91.95	54,613,936	8.05